Exhibit 16.1

December 5, 2017

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E. Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of WillScot Corporation included under Item 4.01 of its Form 8-K dated December 5, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage Ernst & Young LLP to serve as the Company’s new independent registered public accounting firm, and the statements made in paragraph (b) under Item 4.01.

/s/ WithumSmith+Brown, PC

New York, New York

Mr. Mark Bartlett

Audit Committee Chairman

WillScot Corporation